Mail Stop 4561

June 26, 2009

John R. Judd
Vice President and Chief Financial Officer
Compellent Technologies, Inc.
7625 Smetana Lane
Eden Prairie, MN 55344

     Re: **Compellent Technologies, Inc.**
           Form 10-K For the Year Ended December 31, 2008
           Filed March 16, 2009
           File No. 001-33685

Dear Mr. Judd:

We have completed our review of the above-referenced filing and have no further comments at this time.

Sincerely,

Mark P. Shuman
Branch Chief

cc: <u>Via Facsimile (617) 937-2400</u>
       Nicole C. Brookshire, Esq.
       Cooley Godward Kronish LLP